Exhibit 2

FOR IMMEDIATE RELEASE	9 MAY 2017

WPP PLC (“WPP”)

POSSIBLE acquires Amazon-focused consultancy Marketplace Ignition in the US

WPP announces that its wholly owned global digital agency POSSIBLE has acquired Marketplace Ignition, LLC (“Marketplace Ignition”), an e-commerce agency focused on advising clients on how to grow their business on Amazon and other online marketplaces.

Marketplace Ignition works with more than 400 brands, representing more than 2 million unique products and more than US$2 billion in annual retail sales, to establish and grow their e-commerce presence on Amazon. Clients include Hallmark Cards, Lifetime Brands, Inc. and Reynolds Consumer Products. The company employs approximately 35 people and is based in Atlanta with an office in Seattle. It was founded in 2011.

Marketplace Ignition specializes in operational marketing and advises clients on all aspects of e-commerce from sales strategy and merchandise selection to dynamic pricing and promotion strategy. Data-driven, it uses research and ongoing impact analysis to identify immediate and long-term strategic growth levers.

The acquisition continues WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. WPP’s digital assets include companies such as Acceleration (marketing technology consultancy), Cognifide (content management technology), Conexance (data cooperative), Deeplocal (innovation studio founded as a spin-from Carnegie Mellon University), Salmon (e-commerce), and Hogarth (digital production technology). WPP also has investments in a number of innovative technology services companies such as Globant and Mutual Mobile, as well as ad technology companies such as AppNexus, comScore (data investment management), Domo, mySupermarket, Percolate and ScrollMotion.

The Group has invested in digital content companies like Russell Simmons’ All Def Digital, Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Mitú, Refinery29, VICE and Woven Digital. WPP’s roster of wholly owned digital agencies include AKQA, Blue State Digital, F.biz, Mirum, POSSIBLE, VML and Wunderman. In 2015, the Group acquired a majority stake in Essence, the global digital agency and the largest independent buyer of digital media. In October WPP’s wholly-owned operating company Xaxis acquired Triad Retail Media, a leading digital retail media specialist.

WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years. In North America, WPP companies (including associates) collectively generate revenues of US$7.5 billion and employ almost 29,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Kevin McCormack, WPP	+1(212)632 2239